						Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Year Ended December 31
		2017	2016	2015	2014	2013

	Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on disposition, net of tax (1)	$45,488	$120,662	$138,142	$111,833	$140,312

	Add back:
	Fixed charges	130,709	113,016	98,334	123,223	152,438
	Amortization of previously capitalized interest	3,044	2,894	2,146	3,121	4,438
	Distributed income of Unconsolidated Joint Ventures (2)	67,374	69,701	56,226	62,002	49,389

	Deduct:
	Capitalized interest	(12,402)	(21,864)	(31,112)	(27,255)	(16,385)

	Earnings available for fixed charges and preferred dividends	$234,213	$284,409	$263,736	$272,924	$330,192

	Fixed charges:
	Interest expense	$108,572	$86,285	$63,041	$90,803	$130,023
	Capitalized interest	12,402	21,864	31,112	27,255	16,385
	Interest portion of rent expense	9,735	4,867	4,181	5,165	6,030

	Total fixed charges	$130,709	$113,016	$98,334	$123,223	$152,438

	Preferred dividends	23,138	23,138	23,138	23,138	20,933

	Total fixed charges and preferred dividends	$153,847	$136,154	$121,472	$146,361	$173,371

	Ratio of earnings to fixed charges and preferred dividends (1)	1.5	2.1	2.2	1.9	1.9

(1)
In 2014, the Company early adopted Accounting Standards Update (ASU) No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". The operations of the centers sold to Starwood and the gain on disposition are included in continuing operations pursuant to the application of ASU No. 2014-08. In 2014, the gain on dispositions, net of tax, of $1.1 billion, which includes the gain on the sale of seven centers to Starwood and the gain on dispositions of interests in International Plaza, Arizona Mills, and land in Syosset, New York related to the former Oyster Bay project, has been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends. In 2015, the adjustment of $0.4 million that was made to reduce the tax recognized as a result of the sale of International Plaza has also been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends.

(2)
Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2015 includes an $11.8 million impairment charge which represents the Company's previously capitalized costs related to the pre-development of the Miami Worldcenter enclosed mall project.